EXHIBIT 99.1

Elbit Vision Systems Announces Third Quarter 2015 Results

Record Q3 revenue at $2.9 million: up 66% year-over-year & 51% sequentially

Record net income at $0.9 million: up 200% year-over-year & 88% sequentially

Third quarter 2015 highlights

  Record financial results across all parameters;
  Revenue at $2.9 million, up 66% year-over-year and 51% sequentially
  Record gross and operating margins at 60.3% and 31.5%, respectively
  Net income of $929 thousand, representing 31.9% of revenues

CAESAREA, Israel, Oct. 29, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the three month period ending September 30, 2015.

Sam Cohen, CEO of EVS commented, "We are very pleased with our strong third quarter results which demonstrate particularly strong year-over-year growth in revenue and a substantial increase in net profits. However, the most significant accomplishment is not the what, but the why. This success is driven by an awakening within the textile market, the last remaining giant of manufacturing, that automated inspection and quality control is becoming increasingly essential to their survival. Textile manufacturers have finally begun to embrace automated inspection as the answer for today's stringent quality requirements and rising production costs. Our solutions are specifically developed for this market with the sole purpose of optimizing product yields, enhancing process efficiencies, and maximizing profitability. With the capabilities of our technology today, EVS has literally opened the door to millions of potential installations that are now ready for automatic vision inspection."

Continued Mr. Cohen, "In mid-November, we will be attending the ITMA expo in Milan, the most established textile and garment machinery exhibition, which takes place only once every four years. This is perfect timing for EVS and a fantastic venue to market our solutions, given the high volume of relevant potential customers from around the world in one place."

Third Quarter 2015 Results

Revenues for the quarter were $2.9 million, representing an increase of 66% compared to $1.75 million in the third quarter of 2014.

Gross profit for the quarter was $1.75 million, representing 60.3% of revenues, an increase of 83% compared to $956 thousand for the third quarter of 2014, which represented 54.7% of revenues.

Operating income for the quarter was $915 thousand million (31.5% of revenue), an increase of 247% compared to $264 thousand (15.1% of revenues) in the third quarter of 2014.

Net income was $929 thousand (31.9% of revenue), an increase of 200% compared to $310 thousand (17.7% of revenues) in the third quarter of 2014.

Conference call details

The Company will also host a conference call today, October 29, starting at 09:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 407 2553	at 09:00 am Eastern Time
Israel:	03 918 0610	at 3:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems's website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2015
IN U.S. DOLLARS

	Sep-30		Dec-31
	2015	2014	2014

	U.S. dollars in thousands
	(except per share data)
Assets

Current assets:
Cash and cash equivalents	1,995	472	1,067
Restricted deposit (short term)	38	51	44

Trade account receivable	1,393	1,077	901
Other receivable	81	150	110
Inventories	1,348	999	965
Total current assets	4,855	2,749	3,087

Long-term receivables:

Severance pay fund	192	226	194
Other long-term receivables	85	100	79
Total long-term receivables	277	326	273

Property And Equipment (net of accumulated depreciation and amortization)	30	27	27

Other assets -
Goodwill	242	242	242

Total assets	5,404	3,344	3,629

	Sep-30		Dec-31
	2015	2014	2014

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

Current liabilities:
Credit from banks	149	183	183
Current Maturities of Loan from Shareholder and Other	44	370	170

Accounts payable Trade	937	788	637
Deferred revenues	338	322	578
Other payable	707	492	457
Total current liabilities	2,175	2,155	2,025

Long-term liabilities:
Long Terms Loans (Net of current maturities)	403	571	484
Other Long Terms liabilities	421	619	526
Accrued severance pay	205	233	207
Total long-term liabilities	1,029	1,423	1,217
Total liabilities	3,204	3,578	3,242

Shareholders' Equity (Deficiency)	2,200	(234)	387

Total liabilities and shareholders' equity	5,404	3,344	3,629

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2015
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2015	2014	2015	2014	2014

	U.S. dollars in thousands (except per share data)

Revenues	6,779	4,659	2,909	1,748	6,644

Cost Of Revenues	2,782	2,257	1,156	792	3,145
Gross Profit	3,997	2,402	1,753	956	3,499

Research And Development	512	403	223	171	560
Selling, General And Administrative Expenses:
Marketing and selling	1,015	805	404	331	1,187
General and administrative	596	545	211	190	729

Operating Profit	1,874	649	915	264	1,023

Financial income (expenses) - net	(89)	(148)	14	46	(365)

Profit Before Taxes On Income	1,785	501	929	310	658

Taxes On Income	--	--	--	--	--
Net Profit For The Period	1,785	501	929	310	658

Profit per share basic	0.021	0.006	0.011	0.004	0.008
Profit per share diluted	0.021	0.006	0.011	0.004	0.008
Weighted average number of shares used in computation of Profit per Share:
Basic (in thousands)	85,328	81,521	85,375	82,965	82,183
Diluted (in thousands)	85,516	81,521	85,574	82,965	83,519
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com